UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HELIOS AND MATHESON ANALYTICS INC.

(Name of Issuer)

Common Stock

(Title of Securities)

42327L200

(CUSIP Number)

Theodore Farnsworth

c/o Helios and Matheson Analytics Inc.

The Empire State Building

350 5th Avenue, Suite 7520

New York, New York 10118

(212) 979-8228

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42327L200

1.	Names of Reporting Persons Theodore Farnsworth
IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
4,543,255
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
4,543,255
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,543,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
17.3% (1)
14.	Type of Reporting Person (See Instructions)
IN

(1) Based on 23,481,253 shares of common stock outstanding as of December 28, 2017, as reported to the Company by the Company’s stock transfer agent, plus 2,803,255 shares of common stock that the Company may issue to the reporting person within 60 days.

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Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to the statement on Schedule 13D is being filed by the reporting person and amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2016, as previously amended by Amendment No. 1 filed on January 26, 2017 and Amendment No. 2 filed on November 16, 2017 (as amended, the “Original Filing”), and relates to the shares of common stock, par value $0.01 per share, of Helios and Matheson Analytics Inc. (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended and supplemented as follows:

On December 10, 2017, the Company’s Board of Directors approved, and on December 11, 2017 the Company and the reporting person entered into, an employment agreement pursuant to which the reporting person was granted an aggregate 2,053,255 shares of the Company’s common stock (the “Compensation Shares”). The grant of the Compensation Shares is subject to approval by the Company’s shareholders to the extent required by the Listing Rules of The Nasdaq Stock Market, including Listing Rule 5635(c). The Company anticipates seeking shareholder approval during the first half of 2018.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and supplemented as follows:

Assuming that the Company’s shareholders approve the grant of the Compensation Shares to the reporting person, the reporting person will beneficially own an aggregate 4,543,255 shares of the Company’s common stock which, following the issuance of the Compensation Shares and the issuance of a total of 750,000 shares of common stock that may be issued within 60 days of December 28, 2017, will represent approximately 17.3% of the Company’s outstanding common stock.

On December 15, 2017 the Company sold, in a public offering made pursuant to Form S-3 registration statements, numbers 333-212550 and 333-222-015, Series A Units consisting of 8,261,539 shares of common stock together with Series A Warrants for the purchase of 8,261,539 shares of common stock and Series B Units consisting of a pre-funded Series B Warrant for the purchase of 969,230 shares of common stock and Series A Warrants for the purchase of 969,230 shares of common stock. A purchaser of Series B Units exercised the pre-funded Series B Warrant and purchased an aggregate of 969,230 shares of common stock. As a result of the Company’s issuance of 9,230,769 shares of common stock on December 15, 2017, the reporting person’s percentage ownership is 17.3% as of December 28, 2017.

The reporting person has not sold, transferred or otherwise disposed of any shares of the Company at any time.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 11, 2017, the Company and the reporting person entered into an Employment Agreement that included the following provisions:

Annual Bonus. For 2017, the reporting person will receive a year-end cash bonus in the amount of $350,000 and an award of 53,255 shares of the Company’s common stock which shall vest on February 15, 2019, which have a value of $450,000, as determined by the last closing price of the common stock preceding the grant date (December 10, 2017). For each subsequent year of the term, the reporting person will receive an annual bonus, made up of cash and shares of the Company’s common stock, as determined in the sole discretion of the Board based on its assessment of Company and individual performance in relation to performance targets, a subjective evaluation of the reporting person’s performance or such other criteria as may be established by the Board. The annual cash target bonus will be 25% of the reporting person’s base salary and the annual award of shares of the Company’s common stock will have a value equal to 200% of his base salary, also determined by the closing price of the common stock on the grant date. Shares of common stock granted to the reporting person in each subsequent year of the term will vest ratably at the end of each of the six calendar quarters subsequent to the calendar quarter in which the grant is made.

Market Capitalization Milestone Bonus. The reporting person will receive a stock bonus based upon the Company’s achievement of certain market capitalization milestones during the term of the agreement, as set forth in the table below. Each award of common stock pursuant to a market capitalization milestone will vest upon the later of February 15, 2019 and the end of the applicable three-month period following the applicable date of the grant. The Company’s market capitalization for each applicable milestone and measurement period will be determined based on the market capitalization reported by Bloomberg LP.

Company Market Capitalization Milestone	Percentage
$100,000,000	3%
$150,000,000	3%
$200,000,000	4%
$250,000,000	4%
$300,000,000	5%
$350,000,000	5%
$400,000,000	7%
$450,000,000	7%
$500,000,000	9%
every additional $100,000,000 thereafter (cumulated with the applicable immediately preceding milestone)	10%

Each milestone above is a separate milestone for which the reporting person may earn the applicable percentage. The reporting person will be entitled to earn the applicable percentage for each milestone only once.

Capital Raise Bonus. The reporting person will receive a one-time bonus of $1,000,000, payable no later than December 29, 2017, for his efforts in bringing capital sources that have been critical to the Company’s needs during 2017. The reporting person may, in his sole discretion, subject to the Company’s and the reporting person’s compliance with applicable legal and regulatory requirements, elect to accept unregistered shares of common stock of the Company in lieu of the cash bonus described above, valued based on the last closing price of the common stock on Nasdaq preceding the execution of the Employment Agreement.

Grant of Common Stock. In approving the Agreement, the Board approved the issuance of 2,000,000 shares of common stock to the reporting person, which have a market value of $16,900,000 based on the last closing price of the common stock preceding the grant date (December 10, 2017). The shares will vest in their entirety on February 15, 2019, which is 18 months following August 15, 2017, the date on which the Company entered into a Securities Purchase Agreement with MoviePass Inc. (the “MoviePass SPA”). Pursuant to the terms of the MoviePass SPA, the Company was required to enter into a 5-year employment agreement with the reporting person prior to the closing of the acquisition transaction contemplated by the MoviePass SPA, which occurred on December 11, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2017

/s/ Theodore Farnsworth

Theodore Farnsworth

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